UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14549

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Security Bancshares, Inc. Employee Stock Ownership Plan

(With 401(k) Provisions)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.

131 West Front Street

P.O. Box 249

Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

*	All other schedules required by Section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

We have audited the accompanying statements of net assets available for benefits of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Carr, Riggs & Ingram, LLC

Dothan, Alabama

June 28, 2012

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

	2011	2010
Assets
Cash	$29,718	$—
Investments, at fair value:
Participant directed:
Common Stock, United Security Bancshares, Inc.	1,430,840	3,389,893
Mutual Funds	8,223,923	8,233,765

Total Investments, at fair value	9,654,763	11,623,658

Receivables:
Employer contributions	—	15,253
Participant contributions	—	18,773
Accrued interest and dividends	—	32,621

Total Receivables	—	66,647

Total Assets	9,684,481	11,690,305

Liabilities
Payable for investments purchased	29,718	—

Net assets available for benefits	$9,654,763	$11,690,305

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

2011
Additions to (reductions from) net assets attributed to:
Investments:
Interest and dividend income	$94,787
Net unrealized/realized depreciation in fair value of investments	(2,515,429)

Net investment loss	(2,420,642)

Contributions:
Employer	428,078
Participant	535,195
Rollover	197,628

Total contributions	1,160,901

Net additions (reductions)	(1,259,741)

Deductions from net assets attributed to:
Benefit payments to participants	775,801

Net decrease in net assets available for benefits	(2,035,542)

Net assets available for benefits at beginning of year	11,690,305

Net assets available for benefits at end of year	$9,654,763

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN

The following brief description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the “Company” or “Sponsor”):

United Security Bancshares, Inc. (parent company)

First United Security Bank

Acceptance Loan Company

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute up to a total of $16,500 of pre-tax annual compensation, as defined in the Plan and subject to applicable limitations of the Internal Revenue Code (“IRC”). Participants age 50 or over may also make “catch-up” contributions to their accounts on a pre-tax basis of up to $5,500. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Plan provides that the Company will make a safe harbor matching contribution in an amount equal to 100% of the first 4% of compensation deferred. Under the terms of the Plan, the Company also has the discretion to make additional contributions in the form of matching contributions and non-elective contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings, and reduced for any participant distributions, Plan losses and certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Employees are eligible to participate in the Plan on the first day of the month following their date of employment. Effective January 1, 2003, participants are immediately vested in their contributions, the Company’s matching contributions and the earnings thereon.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	DESCRIPTION OF THE PLAN (Continued)

Forfeitures

Effective January 1, 2003, participants are immediately vested in contributions; therefore, the Plan has no forfeitures.

Payment of Benefits

Participants may elect to receive a distribution upon hardship, termination, retirement or disability. Hardship distributions are allowed for purchasing of a primary residence; financing the higher education of the participant, the participant’s spouse or dependent; paying unreimbursed medical expenses; or alleviating certain other financial hardships. Upon termination or retirement, participants may elect to receive a lump sum or installments or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to their estate.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and on the accrual basis.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). ASU 2010-06 expanded the required disclosures about fair value measurements by requiring (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 was effective for annual reporting periods beginning after December 15, 2009 except for (ii) above, which was effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements and footnotes.

Recent Accounting Pronouncement Not Yet Effective

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements and footnotes.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 3.	INVESTMENTS

The fair values of individual investments that represented 5% or more of the Plan’s net assets at December 31, 2011 and 2010 were as follows:

	2011	2010
Federated Prime Obligations	$2,198,667	$2,263,562
Common Stock, United Security Bancshares, Inc.	1,430,840	3,389,893
American Funds Growth Fund of America R3	817,592	922,553
Federated MDT Stock Trust	712,468	732,691
Dreyfus S&P 500 Index	664,499	635,403
Forward Balanced Allocation Fund	638,403	604,843
Federated Total Return Bond SS	541,990	*
Goldman Sachs Short Duration Government A	489,183	*

*	Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

For the year ended December 31, 2011, the Plan’s investments (including investments bought, sold and transferred, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Common Stock, United Security Bancshares, Inc.	$(2,234,848)
Mutual Funds	(280,581)

Total	$(2,515,429)

NOTE 4.	FAIR VALUE MEASUREMENTS

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.

Level 2

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: The fair value of mutual funds is at the quoted market prices in active markets.

Common stock: Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that might not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
Description	Level 1	Level 2	Level 3	Total

Equity Mutual Funds	$2,792,660	$—	$—	$2,792,660
Money Market Mutual Funds	2,262,234	—	—	2,262,234
Mixed Allocation Mutual Funds	1,792,763	—	—	1,792,763
Common Stock, United Security Bancshares, Inc.	1,430,840	—	—	1,430,840
Bond Mutual Funds	1,031,172	—	—	1,031,172
International Equity Mutual Funds	345,094	—	—	345,094

Total	$9,654,763	$—	$—	$9,654,763

	Assets at Fair Value as of December 31, 2010
Description	Level 1	Level 2	Level 3	Total

Common Stock, United Security Bancshares, Inc.	$3,389,893	$—	$—	$3,389,893
Equity Mutual Funds	2,958,651	—	—	2,958,651
Money Market Mutual Funds	2,356,402	—	—	2,356,402
Bond Mutual Funds	1,038,912	—	—	1,038,912
Mixed Allocation Mutual Funds	1,501,718	—	—	1,501,718
International Equity Mutual Funds	378,082	—	—	378,082

Total	$11,623,658	$—	$—	$11,623,658

NOTE 5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments are managed by The Trust Company of Sterne, Agee & Leach, Inc. The Trust Company of Sterne, Agee & Leach, Inc. is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan Sponsor for administrative and recordkeeping services totaled $2,550 for the year ended December 31, 2011.

During the years ended December 31, 2011 and 2010, the Plan purchased 43,267 and 38,655 shares of United Security Bancshares, Inc. common stock at a cost of $295,010 and $436,403 respectively. During the years ended December 31, 2011 and 2010, the Plan sold 1,714 and 1,885 shares, respectively, of United Security Bancshares, Inc. common stock for $15,306 and $15,834, respectively.

The Company pays for all legal, accounting and other services on behalf of the Plan.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$9,654,763	$11,690,305
Cash to accrual adjustment for accrued interest and dividends	—	(32,621)

Net assets available for benefits per the Form 5500	$9,654,763	$11,657,684

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2011 to the Form 5500:

2011
Net decrease in net assets available for benefits per the financial statements	$(2,035,542)
Cash to accrual adjustment for accrued interest and dividends	32,621

Net decrease in net assets available for benefits per the Form 5500	$(2,002,921)

NOTE 7.	INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter, and, on January 29, 2008, the Company submitted the Plan to the IRS requesting another determination letter on the qualified status of the Plan. While the determination letter has not been received as of June 28, 2012, the Plan Administrator believes that the Plan, as amended, is designed and is currently being operated in compliance with applicable requirements of the IRC.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that it is no longer subject to income tax examination for years prior to 2008.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN

(With 401(k) Provisions)

NOTES TO FINANCIAL STATEMENTS

NOTE 8.	RISKS AND UNCERTAINTIES

The Plan provides for investment options in various funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 15% and 29% of the Plan’s net assets were invested in the common stock of the Company at December 31, 2011 and 2010, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

NOTE 9.	SUBSEQUENT EVENTS

The Plan Administrator has evaluated subsequent events after December 31, 2011 through June 28, 2012, the date on which the financial statements were available to be issued. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements.

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN (With 401(k) Provisions)

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2011

(Plan Number 001)

(Employer Identification Number 63-0843362)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

		(c)
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Federated Prime Obligations	2,198,667 face	**	$2,198,667
*	United Security Bancshares, Inc. Common Stock	343,952 shares	**	1,430,840
	American Funds Growth Fund of America R3	28,860 shares	**	817,592
	Federated MDT Stock Trust	35,965 shares	**	712,468
	Dreyfus S&P 500 Index	19,334 shares	**	664,499
	Forward Balanced Allocation Fund	45,731 shares	**	638,403
	Federated Total Return Bond SS	48,049 shares	**	541,990
	Goldman Sachs Short Duration Govt A	47,632 shares	**	489,183
	Forward Aggressive Growth Allocation Fund	37,906 shares	**	475,343
	Federated Kaufmann Fund A	91,906 shares	**	427,363
	Forward Income and Growth Allocation Fund	25,297 shares	**	360,731
	American Century 20th Century International Growth	35,724 shares	**	345,094
	Forward Growth Allocation Fund	19,903 shares	**	257,545
	Federated Capital Appreciation A	8,450 shares	**	151,340
	Forward US Government MMF Inst	63,567 face	**	63,567
	Forward Income Allocation Fund	4,189 shares	**	60,741
	Goldman Sachs Large Value A	1,806 shares	**	19,397

				$9,654,763

*	Party-in-interest.
**	Cost not required, funds are participant directed.

See accompanying report of independent registered public accounting firm, Carr, Riggs & Ingram, LLC.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

Date: June 28, 2012	By:	/s/ Robert Steen
Robert Steen
Vice President, Treasurer and Assistant Secretary, Chief Financial Officer and Principal Accounting Officer
(Principal Financial Officer, Principal Accounting Officer) of United Security Bancshares, Inc., the Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm.